

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2011

Via E-mail
Wesley D. Dupont, Esq.
Allied World Assurance Company Holdings, AG
Lindenstrasse 8
6340 Baar
Zug, Switzerland

Re: **Allied World Assurance Company Holdings, AG**
        Form 425
        Filed on July 25, 2011

Dear Mr. Dupont:

We have reviewed your filing and have the following comments.

General

1.   Please refile this presentation in its entirety so that all words are legible.

2.   We note your statement on page 4 that the proposed merger between Allied World and
        Transatlantic is "superior in all respects" to the Validus offer. This statement does not
        appear to take into account the premium to market price represented by the two offers,
        measured as of a date prior to your offer. Please revise your disclosure accordingly.

3.   Each statement or assertion of opinion or belief must be clearly characterized as such,
        and a reasonable factual basis must exist for each such opinion or belief. Support for
        opinions or beliefs should be self-evident, disclosed in the solicitation materials or
        provided to the staff on a supplemental basis. Please provide support for, and/or clearly
        characterize as an opinion or belief, the following statements:

        •   the Validus offer is a "financially driven, apparently desperate hostile offer" (page 5);
        •   the Validus offer is "motivated by acquiring capital at a discount" (page 5); and
        •   the Validus offer represents an "uncertain and long road to completion" that "will
            take longer" than a merger with Allied World (page 22).

4.   In the second quote on page 6, please revise your materials to provide any relevant
        context. For instance, we understand that the next statement made by Validus at that
        conference was that Validus would like to reenter the casualty business.

5.   On page 8 and elsewhere in your filing, you compare the value offered by the two proposals on the basis of book value. Book value is an accounting concept, and you do not balance this disclosure with comparisons of premiums to market value. Please revise your disclosure in this regard. Please also revise your disclosure to clarify the phrase superior "immediate" shareholder value appearing in the headings on pages 7 and 8.

6.   Please provide specific support for your assertion on page 9 that a transaction with Allied World will be "tax efficient," given that the transaction appears to be fully taxable. Similarly, you characterize the Validus merger proposal as taxable, when it appears to be taxable only to the extent of any cash payments.

7.   The graph on page 10 compares the premium to the Transatlantic stock price represented by your offer, measured as of a date prior to announcement of your offer, versus the premium to the Transatlantic stock price represented by the Validus offer, as of a date subsequent to announcement of your offer. Please revise these charts to make the comparison equivalent.

8.   On pages 11-14, you present numerous charts covering a recent five-year period. However, Validus did not complete its initial public offering until late 2007. Please revise your disclosure to provide an equivalent comparison.

9.   On pages 13, 15 and 16, you present information regarding the differences between Allied World and Validus with respect to investment returns, combined ratio, catastrophe losses as a percentage of equity, and probable maximum loss. As your soliciting materials are otherwise clear that the nature of your business differs substantially from that of Validus, please revise your presentation to provide security holders with sufficient background regarding business factors that may be contributing to these differences.

10.   We note statements on page 14 that the Transatlantic/Allied World proposed merger provides significant upside and, conversely, that a Transatlantic/Validus merger would exhibit a limited upside. The inclusion of asset valuations in proxy materials is only appropriate and consistent with Rule 14a-9 when made in good faith and on a reasonable basis. Please advise, with a view toward disclosure, how you arrived at the foregoing conclusions. In addition, please advise what consideration you gave to providing disclosure which facilitates an understanding of the basis for and the limitations on the projected realizable values. Refer to SEC Release No. 34-16833 (May 23, 1980).

11.   You state on page 22 that your proposal provides "speed, certainty of close and low integration risk," while the Validus proposal offers "significant uncertainty and execution risk." Please provide adequate support for these assertions, or revise your disclosure.

12.   On page 23, under the heading "Long term shareholder value," please amend your disclosure to quantify the number of analyst downgrades of Allied World stock. Please also support your claim that 3 analysts have downgraded Validus stock.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ David L. Orlic

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via E-mail
        Lois F. Herzeca, Esq.
        Gibson, Dunn & Crutcher LLP